Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005

                                  July 19, 2010


Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Edward M. Kelly, Esq.
           Senior Counsel
           Division of Corporation Finance

Re: Ciralight Global, Inc.
    Pre-effective Amendment No. 3 to Registration Statement on Form S-1 Filed on June 21, 2010
    File No. 333-165638

Dear Madam or Sir,

     This letter is in response to your verbal comments to our securities counsel, David E. Wise, Esq., on July 12, 2010, and further discussion between Edward M. Kelly, Esq. and Mr. Wise on July 15, 2010, regarding the above referenced matter ("Verbal Comments"). Ciralight Global, Inc. is filing a fourth amendment to the referenced Form S-1 ("amendment 4") along with this letter.

     Our responses to the Verbal Comments (paraphrased below) follow:

     Comment No.1: "Please delete the references to pink sheets on pages 5 and 14 of the filing."

     Response: We have amended our filing by deleting the references to pink sheets from pages 4 and 15.

     Comment No. 2: "Please amend your filing to disclose the per share voting rights of the Series A Preferred Stock."

     Response: We have amended our filing on pages 22 and 23 under the heading "Preferred Stock - Voting Rights" to read in its entirety as follows:

     "Voting Rights: As of the date of this prospectus, the holders of our common stock and Series A Preferred Stock collectively have the right to cast a total of 16,546,012 votes in the election of directors and for any acquisition or merger transaction. Each share of Series A Preferred Stock has 5.234 votes per share. The holder of our 1,000,000 shares of Series A Preferred Stock has the right to a total of 5,233,556 votes and the holders of our common stock have the right to a total of 11,312,446 votes.

     As long as Mr. Adams or his assignee owns 1,000,000 shares of our Series A Preferred Stock and at least 3,200,000 shares of our common stock, such holder shall have the right to vote 51% or 8,433,566 of the 16,546,012 votes necessary for the election of directors and for any acquisition or merger transaction. It is our position that if Mr. Adams or his assignee does not meet both ownership thresholds (i.e., (1) owns all 1,000,000 shares of our Series A Preferred Stock and (2) owns at least 3,200,000 shares of our common stock, then Mr. Adams or his assignee can only vote the number of shares of common stock owned and no super-majority voting rights exist."

     We determined the number of votes per share of our Series A Preferred by the following calculation:

Number of shares of common stock outstanding                       11,312,446
Less 3,200,000 shares of common stock that must be owned by holder
 of our Series A Preferred Stock to meet threshold (1), above      (3,200,000)
Other common shares entitled to vote                                8,112,446
Divided by 49 (since 8,112,446 represents 49% of castable votes)      165,560.12
Multiply 165,560.12 by 51 (to determine votes castable by holder of our Series A Preferred Stock, including 3,200,000 share threshold
 for ownership of our common stock)                                 8,433,566
Less 3,200,000 shares of common stock that must be owned by
 the holder of our Series A Preferred Stock                        (3,200,000)
Total votes castable by the holder of our 1,000,000 shares of
 Series A Preferred Stock                                           5,233,566
Divided by 1,000,000 shares of Series A Preferred Stock equals     5.234 votes
                                                                per Series A
                                                                Preferred share

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing (see pages 16, 17, 21, 22, 53, 54, II-9), updated consents of our auditors and counsel and we have corrected the spelling of the name of Kenneth Akins, one of the selling shareholders, on page
15. We have also filled in blanks in the table in Item 13, Other Expenses of Issuance and Distribution.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com


Sincerely,


By: /s/ Jeffrey S. Brain
--------------------------------
Jeffrey S. Brain
President